

July 28, 2011

Via E-Mail
Mr. John Mitola, President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

> **Re:** **Juhl Wind, Inc.**
> **December 31, 2010 Form 10-K filed March 31, 2011**
> **March 31, 2011 Form 10-Q filed May 12, 2011**
> **File No. 0-54080**

Dear Mr. Mitola:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe that amendments are appropriate, please tell us why in your response. After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis, page 19</u>

1. We note your statement on page 20 that demand for wind power in the United States is growing rapidly. With a view toward future disclosure, please tell us why, when demand for wind power is growing rapidly, you experienced a decrease in your construction responsibilities and turbine supply arrangements and associated revenues in 2010 as compared to 2009.

<u>Changes in Internal Control over Financial Reporting, page 31</u>

2. On page 32, you state that you conducted remediation efforts to cure your material weaknesses. You further state that you do "not have the resources to fund sufficient staff to ensure a complete segregation of responsibilities within the accounting function." This statement appears to indicate that you have not fully remedied the material weaknesses you identified. Please confirm to us, if true, that there were no material weaknesses in your internal control over financial reporting at December 31, 2010. Additionally, in future filings, please remove any limitation on management's conclusion that there are no material weaknesses in your internal control over financial reporting.

3. With a view toward future disclosure, please tell us what remediation efforts you conducted to cure the material weaknesses in your internal control over financial reporting. In this regard, we note the last sentence in the first paragraph on page 32 in which you state that the actions described in the paragraph, "in addition to the improvements identified above," minimize the risks of material misstatements.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

4. With a view toward future disclosure, please provide us with the audit committee financial expert information required by Item 407(d)(5) of Regulation S-K.

Code of Ethics, page 38

5. Please tell us where your code of ethics can be found on your website. Please refer to Item 406 of Regulation S-K.

Director Compensation, page 40

6. We note the footnote to the "Option Awards" column of your director compensation table. In future filings, please ensure that you present the amounts of option awards in accordance with Item 402(r)(2)(iv) of Regulation S-K. Additionally, please ensure you provide the footnotes required by the Instruction to Item 402(r)(2)(iv) of Regulation S-K. Supplementally, please show us what this information would have looked like for 2010.

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 41

7. With a view toward future disclosure, please provide us with the information required by Item 201(d)(3) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 44

8. Please tell us what consideration you gave to filing the equity compensation plan(s) not approved by security holders as well as the employment agreements you have with all of your named executive officers as exhibits to the Form 10-K. Please refer to Item 601(b)(10) of Regulation S-K.

<u>Exhibit 31.1</u>

9. Please note that the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as they appear in Item 601(b)(31). In this regard, we note that you have included "(the 'registrant')" in paragraph 1, "other" before "persons" in paragraph 5, and the word "annual" before "report" in paragraphs 2 and 3. You also state "was materially affected" in paragraph 4.d instead of "has materially affected." In future filings, please provide the Regulation S-K Item 601(b)(31) certifications exactly as they appear in Item 601(b)(31). This comment also applies to Exhibit 31.2 and to your Form 10-Q for the fiscal quarter ended March 31, 2011. Please note that, in the certifications to your Form 10-Q, paragraph 4.d should include the parenthetical found in paragraph 4.d of the form certification in Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief